UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-41782

VinFast Auto Ltd.

Dinh Vu – Cat Hai Economic Zone

Cat Hai Island, Cat Hai Special Zone

Hai Phong City, Vietnam

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

VINFAST ANNOUNCES 4Q25 GLOBAL DELIVERIES

Hanoi, January 29, 2026 – VinFast Auto Ltd. (“VinFast” or the “Company”) announced its preliminary vehicle deliveries for the fourth quarter of 2025. The Company delivered 86,557 electric vehicles (“EVs”) globally in 4Q25, representing a 127% increase quarter-over-quarter and a 63% increase year-over-year.

For the full year 2025, the Company delivered 196,919 EVs, representing a 102% increase year-over-year. The preliminary delivery result exceeded management’s delivery guidance of at least doubling full year 2024 deliveries of 97,399 EVs. This represents VinFast’s highest annual deliveries since inception, supported by its expanded product lineup addressing a broad range of customer needs across VinFast, Green Series and Lac Hong brands and by the Company’s ongoing efforts to promote green mobility.

VinFast delivered 171,962 e-scooters and e-bikes in 4Q25, representing a 43% increase quarter-over-quarter and a 452% increase year-over-year. For the full year 2025, the Company delivered 406,498 e-scooters and e-bikes, representing a 473% increase year-over-year.

This Form 6-K shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-278251), registration statement on Form F-3 (File No. 333-275133), and registration statement on Form F-3 (File No. 333-291445) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Note: Preliminary delivery results are subject to change and may differ from the final number of deliveries that will be recognized as vehicle sales revenue for the period as a result of the year end audit.

About VinFast

VinFast (NASDAQ: VFS) – a subsidiary of Vingroup JSC – is Vietnam’s leading automotive manufacturer, committed to its mission of creating a green future for everyone. VinFast produces a range of electric SUVs, e-scooters, e-bikes, and e-buses in Vietnam and exports to key markets across Asia, North America, and Europe. Learn more at www.vinfastauto.us.

VinFast deliveries represent only one measure of the Company’s financial performance and should not be relied on as an indicator of quarterly financial results, which depend on a variety of factors, including vehicle selling prices and various cost components.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VinFast Auto Ltd.

Date: January 29, 2026	By:	/s/ Le Thi Thu Thuy
		Name:	Le Thi Thu Thuy
		Title:	Chairwoman and Director

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